Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

C21 Investments Inc. (the “Company”)
303 - 595 Howe Street
Vancouver, British Columbia
Canada V6C 2T5

Item 2.	Date of Material Change

May 28, 2019

Item 3.	News Release

News Release dated May 29, 2019 was disseminated through Cision.

Item 4.	Summary of Material Change

The Company completed a non-brokered private placement offering of 5,589,493 units at a price of $1.38 per unit for gross proceeds of $7,713,500.54.

Item 5.1	Full Description of Material Change

The Company completed a non-brokered private placement (the “Offering”) of 5,589,493 units of the Company (each, a “Unit”) at a price of $1.38 per Unit, with each Unit being comprised of one common share of the Company (each, a “Common Share”) and one-half of one common share purchase warrant (each whole warrant, a “Warrant”), for total gross proceeds of $7,713,500.54. Each Warrant is exercisable to acquire one additional common share of the Company (each, a “Warrant Share”) at an exercise price of $1.83 per Warrant Share until May 28, 2020.

The net proceeds from the Offering will be used for general working capital.

The Common Shares and Warrants issued under the Offering, and the Warrant Shares issuable upon exercise of the Warrants, are subject to a hold period that expires on September 29, 2019.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Michael Kidd, Chief Financial Officer
Telephone: (604) 336-8613

Item 9.	Date of Report

June 4, 2019